EXHIBIT A

ITEM 6. OWNERSHIP.

Nuveen Asset Management, LLC (“NAM”), is a registered investment adviser. NAM may be deemed to be a beneficial owner of 0 shares of Issuer’s common stock. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer.